Exhibit 21.1
China America Holdings, Inc.  (“China America”)
Subsidiaries of the Registrant

	Name	Country of Incorporation
1.	AoHong (Tianjin) Chemical Co., Ltd.	China
2.	Shanghai AoHong Industry Co., Ltd.	China
3.	Shanghai Binghong Trading Co., Ltd.	China
4.	Shanghai Wuling Environmental Material Co., Ltd.	China
5.	Guangzhou AoHong Chemical Co., Ltd.	China
6.	Shanghai Jinqian Chemical Co., Ltd.	China